BMR Solutions, Inc.
1184 Rutland Road, Suite 2, Newport Beach, CA 92660
Phone 949-292-0820, Fax 419-593-1390

November 24, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Goldie Walker

Re:	BMR Solutions, Inc.
Registration Statement on Form SB-2
Filed September 19, 2006
File No. 333-137416

Dear Ms. Walker:

The Company respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 2:00 P.M., Eastern Time, November 28, 2006, or as soon as practicable thereafter, to its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on September 19, 2006, and the subsequent amendment No. 2 filed on November 24, 2006.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectives as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BMR Solutions, Inc., a Nevada corporation

By: /s/ Mark Andre
Mark Andre Its: President